UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 4, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 28, 2014

Date, Time and Place: Held on August 28, 2014, at 08:30 AM, at L’Hotel, at Alameda Campinas, no. 266, Jardim Paulista, in the city of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with item 6 of its Internal Regiment.

Attendance: The totality of the members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat

Presiding:	Sr. José Luciano Duarte Penido — Chairman.
Sra. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of article 17 of the Company’s Bylaws, (i) approve the review of the plans of fund raising and liability management of the Company for 2014; (ii) authorize the Board of Officers to execute any and all necessary acts to fulfill the terms established herein; and (iii) assign the resignation of Mr. Samuel de Paula Matos from the position of the Board of Directors’ alternate member and member of the Statutory Audit Committee.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)      As per the authorization granted on December 12, 2013, recorded in the Minutes of the Ordinary Meeting of the Board of Directors of the Company, filed before the Trade Board under the no. 11.286/14-3, in session on January 8, 2014, and the recommendation of the company’s Financial Committee, the Board of Directors agreed with (a) the review of the plan of liability management for 2014, to increase the limit up to USD 400,000,000.00 (four hundred million dollars), in the total amount of USD 2,100,000,000.00 (two billion and one hundred million dollars) in the exercise of 2014, being the Board of Officers authorized to repurchase existing debts at appropriate time, respecting the limit approved herein; (b) the review of the plan of possible fund raising in 2014, to increase the limit up to USD 400,000,000.00 (four hundred million dollars), in the total amount of USD 1,500,000,000.00 (one billion and five hundred million dollars) in the exercise of 2014. Additionally, the Board granted pre-authorization to the Board of Officers to decide on the time to make the possible new issues of debt, through the monitoring of the company’s Financial Committee.

(ii)     The Board of Officers is duly authorized to perform all and any acts necessary for the implementation of the resolutions mentioned above.

(iii)    Assign the resignation submitted on this date by Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and  accountant, bearer of ID n. 4.104.837 issued by SSP/SP and enrolled in the CPF/MF under n. 069.815.428-20, resident and domiciled in the city of São Paulo, state of São Paulo, on Al. Sarutaiá, 320/62, CEP 01403-010, from the duty of alternate member of the Board of Director, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 26, 2013, and registered with the Trade Board of the State of São Paulo on June 6, 2013, under no. 211.823/13-2, with effect from September 30, 2014. The referred resignation is also related to the exercise of the duty of a member and financial specialist of the Statutory Audit Committee.

The resolutions taken in (iii) above are “ad referendum” of the General Shareholders’ Meeting.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, August 28, 2014

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on August 28, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO